UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                           M.H. Meyerson & Co., Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                    55301Q
          -----------------------------------------------------------
                                (CUSIP Number)

                                Gregg Giaquinto
                            111 Broadway, 3rd Floor
                           New York, New York 10006
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized To Receive Notices and Communications)

                               September 5, 2000
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or





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          otherwise subject to the liabilities of that section of the
          Act but shall be subject to all other provisions of the Act.

















































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          CUSIP No.: 55301Q

          1.  Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Person

                   Electronic Trading Group, L.L.C. - ID #133802811

          2.  Check the Appropriate Box if a Member of a Group

                   a.   [ ]
                   b.   [ ]

          3.  SEC Use Only

          4.  Source of Funds

                   WC - See Item 3

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)

                        [ ]


          6.  Citizenship or Place of Organization

                   Illinois

          Number of Shares Beneficially Owned by Each Reporting Person
          With:

              7.   Sole Voting Power:

                   See Item 5

              8.   Shared Voting Power:

                   See Item 5

              9.   Sole Dispositive Power:

                   See Item 5

              10.  Shared Dispositive Power:

                   See Item 5





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          11. Aggregate Amount Beneficially Owned by Each Reporting
              Person

                   618,000 - See Item 5 (not to be construed as an admission of beneficial ownership)

          12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                   [ ]

          13. Percent of Class Represented by Amount in Row (11)

                   9.4% - See Item 5

          14. Type of Reporting Person

                   B/D

































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          CUSIP No.: 55301Q

          1.  Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Robert Kanter - ID #051321390

          2.  Check the Appropriate Box if a Member of a Group

                   a.   [ ]
                   b.   [ ]

          3.  SEC Use Only

          4.  Source of Funds

                   N/A

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)

                        [ ]


          6.  Citizenship or Place of Organization

                   U.S.A.

          Number of Shares Beneficially Owned by Each Reporting Person
          With:

              7.   Sole Voting Power:

                   See Item 5

              8.   Shared Voting Power:

                   See Item 5

              9.   Sole Dispositive Power:

                   See Item 5

              10.  Shared Dispositive Power:

                   See Item 5





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          11. Aggregate Amount Beneficially Owned by Each Reporting
              Person

                   618,000 - See Item 5 (not to be construed as an
                        admission of beneficial ownership)

          12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                   [ ]

          13. Percent of Class Represented by Amount in Row (11)

                   9.4% - See Item 5

          14. Type of Reporting Person

                   IN

































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              Electronic Trading Group, L.C.C. hereby amends and
              supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2000 as amended by
              (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000 and (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000 (the "Schedule") as follows:

          Item 2.  Identity and Background

                   Item 2 of the Schedule is hereby deleted in its
              entirety and replaced with the following:

                        The statement is being filed by: (i)
                   Electronic Trading Group, L.L.C. (the "Company"), a limited liability company organized under the laws of the State of Illinois and (ii) Robert Kanter who is (a) the Managing Member of the Company. The Company and Mr. Kanter are hereinafter collectively referred to as the "Reporting Persons".

                        The Company.  The Company is a broker-dealer
                   registered under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The principal office of the Company is 111 Broadway, Suite 300, New York, New York 10006. The Registered Agent and Office of the Company is Thomas Gould, 40 Skokie Boulevard, Suite 100, Northbrook, Illinois 60062.

                        Mr. Kanter.  Mr. Kanter's business address is
                   111 Broadway, Suite 300, New York, New York 10006. Kanter's present principal occupation is Managing Member of the Company.

                        (d)  During the last five years none of the
                   Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        (e)  During the last five years none of the
                   Reporting Persons has been party to a civil proceeding of a judicial or administrative body of



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


                   competent jurisdiction, and therefore none of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration

                   Item 3 of the Schedule is hereby amended by
              inserting the following at the end of the first paragraph thereof:

                   From July 28, 2000 to August 18, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 9,500 additional shares through open market transactions at average daily prices ranging from $3.1875 to $4.7500 per share, for a net purchase price of $20,910.71, all of which was paid in cash that was deducted from the Company's working capital.


                   Item 3 of the Schedule is hereby further amended by
              inserting the following at the end thereof:

                   As set forth in Addendum 2, from May 31, 2000 to September 5, 2000, an affiliate of the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 81,300 shares through open market transactions at average daily prices ranging from $3.6400 to $5.5000 per share, for an aggregate purchase price of $380,652.77. Such shares were purchased through an account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.

          Item 4.  Purpose of Transactions

                   Item 4 of the Schedule is hereby deleted in its
              entirety and replaced with the following:

                   The Company and its affiliates may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, their



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


                   continuing evaluations of the business and prospects of the Issuer and other factors.

                   Although they have no current plans to do so, the Company and its affiliates may in the future:

                   1.  engage in an extraordinary corporate
                   transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

                   2. acquire a sufficient number of additional shares to exercise control of the Issuer.

                   The Company and its affiliates have no present plans to engage in any of the other actions listed in Item 4 of the instructions to Schedule 13D.

          Item 5.  Interest in Securities of the Issuer

                   Item 5(a) of the Schedule is hereby deleted in its
              entirety and replaced with the following:

                   The Company and its affiliate beneficially own, in the aggregate, 618,000 shares of the Issuer's Common stock which constitutes 9.4% of the Issuer's outstanding Common Stock as of June 22, 2000.

                   Item 5(b) of the Schedule is hereby deleted in its
              entirety and replaced with the following:

                   Of the 618,000 shares of Common Stock beneficially owned by the Company and its affiliates, Mr. Kanter may be deemed to share with the Company and its affiliates (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

                   Item 5(c) of the Schedule is hereby amended by
              inserting the following after the sixth sentence thereof:

                   From July 28, 2000 to August 18, 2000, the Company made a net purchase of 9,500 additional shares of the Issuer's Common Stock in open market transactions.





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


                   Item 5(c) of the Schedule is hereby further amended
              by inserting the following at the end thereof:

                   As shown on Addendum 2 hereto, from July 17, 2000 to September 5, 2000, an affiliate of the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate purchase of 41,900 shares. The shares were acquired in the open market for investment purposes.

                   Item 5(d) of the Schedule is hereby deleted in its
              entirety and replaced with the following:

                   Aside from the Company and its affiliates, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          Item 6.  Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer

                   Item 6 is hereby deleted in its entirety and
              replaced with the following:

                   There are no contracts, arrangements, undertakings or relationships (legal or otherwise) between or among the Company and its affiliates, Mr. Kanter and any other person with respect to any of the Issuer's securities.

          Item 7.  Material to be Filed as Exhibits


                   Item 7.1 of the Schedule is hereby amended by
              deleting "July 27, 2000" in the third line and inserting "September 5, 2000" in lieu thereof.

                   Item 7 is hereby amended by inserting the following
              as Item 7.2.:

                   2. A list of the transactions in the shares that were effected by an affiliate of the Company during the 60 days prior to September 5, 2000 is filed herewith as Addendum 2.






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                   Addendum 1 to the Schedule is hereby amended by
              inserting the following at the end thereof:

                          Shares     Shares                 Average Price Per Share
            Date       Purchased     (Sold)   Position       (Excluding commission)

          7/28/00          2,500               529,700                 3.8125
          7/28/00          2,500               532,200                 3.8750
          7/31/00          7,700               539,900                 3.8750
          8/1/00           1,500               541,400                 3.9375
          8/1/00           2,500               543,900                 4.0000
          8/2/00             700               544,600                 3.7500
          8/2/00             200               544,800                 3.1875
          8/2/00           2,500               547,300                 3.8750
          8/3/00             900               548,200                 3.6250
          8/3/00           2,500               550,700                 3.7500
          8/4/00           2,500               553,200                 3.6875
          8/7/00             100               553,300                 3.6875
          8/8/00                    (2,900)    550,400                 4.3438
          8/15/00          5,000               555,400                 4.0000
          8/15/00                   (2,600)    552,800                 4.1250
          8/15/00                     (400)    552,400                 4.1875
          8/16/00         10,000               562,400                 4.0625
          8/16/00            300               562,700                 4.0938
          8/16/00          5,000               567,700                 4.3750
          8/16/00                   (1,000)    566,700                 4.0313
          8/16/00                     (200)    566,500                 4.0938
          8/16/00                   (1,100)    565,400                 4.1250
          8/17/00            200               565,600                 4.3750
          8/17/00                   (4,000)    561,600                 4.4375
          8/17/00                   (8,000)    553,600                 4.5000
          8/17/00                   (4,000)    549,600                 4.0536
          8/17/00                     (100)    549,500                 4.6250
          8/18/00                   (2,500)    547,000                 4.5000
          8/18/00                   (2,500)    544,500                 4.5625
          8/18/00                   (3,500)    541,000                 4.6250
          8/18/00                   (4,000)    537,000                 4.6875
          8/18/00                     (300)    536,700                 4.7500
          _____________________________________________________________
          Subtotal from
          7/28/00 to
          8/18/00          9,500          0

          Aggregate
          7/27/00
          position       527,200
          ______________________________________________________________



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          Total as of
          8/18/00        645,100  (108,400)    536,700                 4.4766

















































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              The Schedule is hereby amended by inserting the following as Addendum 2:

                                          ADDENDUM 2

                          Shares     Shares                 Average Price Per Share
            Date       Purchased     (Sold)   Position       (Excluding commission)

          5/31/00          4,000                4,0000                 3.6400
          6/01/00         18,900                22,900                 3.8100
          6/02/00          2,100                25,000                 4.0200
          6/08/00          2,600                27,600                 4.2800
          6/16/00                     (400)     27,200                 4.3500
          6/22/00          2,300                29,500                 4.2000
          6/22/00          2,700                32,200                 4.2000
          7/17/00          1,000                33,200                 4.4600
          8/21/00                     (700)     32,500                 4.8125
          8/22/00                   (2,500)     30,000                 4.8750
          8/22/00                   (2,500)     27,500                 4.9375
          8/22/00                   (2,500)     25,000                 5.0000
          8/22/00                   (1,500)     23,500                 5.0000
          8/22/00                   (2,000)     21,500                 5.0625
          8/22/00                   (1,000)     20,500                 5.0625
          8/22/00                     (200)     20,300                 5.1250
          8/23/00                     (600)     19,700                 5.0625
          8/24/00                   (1,000)     18,700                 5.0000
          8/24/00                   (2,500)     16,200                 5.0625
          8/24/00                     (200)     16,000                 5.1250
          8/24/00                   (4,000)     12,000                 5.1875
          8/24/00                     (600)     11,400                 5.2500
          8/25/00            900                12,300                 4.3750
          8/25/00          2,500                14,800                 4.4375
          8/25/00          2,500                17,300                 4.5000
          8/25/00          1,500                18,800                 4.6250
          8/25/00          1,000                19,800                 4.7500
          8/25/00          1,000                20,800                 4.8750
          8/25/00          1,000                21,800                 4.9375
          8/25/00            100                21,900                 5.0625
          8/25/00                     (600)     21,300                 4.7500
          8/25/00                   (1,000)     20,300                 4.7500
          8/25/00                   (1,000)     19,300                 5.0000
          8/25/00                     (500)     18,800                 5.0000
          8/25/00                     (200)     18,600                 5.0938
          8/25/00                   (2,000)     16,600                 5.2500
          8/25/00                     (100)     16,500                 5.5000
          8/28/00            200                16,700                 4.7813
          8/28/00            100                16,800                 4.9375
          8/28/00          2,400                19,200                 4.9375
          8/28/00          1,000                20,200                 4.9375



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          8/28/00          1,000                21,200                 4.9375
          8/28/00            300                21,500                 4.9375
          8/28/00          2,500                24,000                 4.9375
          8/28/00            200                24,200                 4.9375
          8/28/00            500                24,700                 4.9375
          8/28/00            100                24,800                 4.9375
          8/28/00            100                24,900                 4.9375
          8/28/00                     (350)     24,550                 5.1250
          8/28/00                      (50)     24,500                 5.1250
          8/29/00          2,500                27,000                 5.0000
          8/29/00          2,500                29,500                 5.1875
          8/30/00          7,500                37,000                 5.1250
          8/30/00          7,500                44,500                 5.1875
          8/30/00          7,500                52,000                 5.2500
          8/30/00            100                52,100                 5.0938
          8/30/00         10,000                62,100                 5.3750
          8/30/00         10,000                72,100                 5.5000
          8/30/00                   (1,300)     70,800                 5.2500
          8/31/00            100                70,900                 5.0938
          8/31/00            100                71,000                 5.1250
          8/31/00          2,500                73,500                 5.2500
          8/31/00          2,500                76,000                 5.3125
          8/31/00          2,500                78,500                 5.3750
          8/31/00                   (1,000)     77,500                 5.1563
          9/01/00            500                78,000                 5.2500
          9/05/00          1,000                79,000                 5.1250
          9/05/00          2,300                81,300                 5.1875
          _____________________________________________________________

          Total          111,600   (30,300)    81,300                  4.6821




















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                                   SIGNATURE

                   After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                                    ELECTRONIC TRADING GROUP, L.L.C.

                                        /s/ Robert Kanter
                                        ________________________
                                    By:     Robert Kanter

                                    Title:  Member Manager
                                    Date:   September 5, 2000


                                    ROBERT KANTER

                                            /s/ Robert Kanter
                                            ______________________
                                    Date:   September 5, 2000





























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